February 8, 2010

Mr. Craig D. Wilson

Sr. Asst. Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, DC 20549

RE:	Microsoft Corporation
Form 10-K for the Fiscal Year Ended June 30, 2009
Filed July 30, 2009
01-14278

Dear Mr. Wilson,

Microsoft is in receipt of your January 26, 2010 letter and appreciates the opportunity to respond to your comments.

Our Chief Accounting Officer, Frank H. Brod, and Michael Williams, Senior Client Service Partner and Jeffrey Schaberg, Lead Audit Partner, of Deloitte & Touche are travelling in Asia during the week of February 8. As a result, we will require additional time to complete our response.

We are writing because we were unable to reach the staff today. We will provide you with a response no later than February 16, 2010.

In the meantime, please let me know if you have any questions or comments. Faxes may be transmitted to (425) 708-6421.

Sincerely,

/s/ Robert M. Weede
Robert M. Weede Assistant Corporate Controller

Microsoft Corporation is an equal opportunity employer.